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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              QUEST SOFTWARE, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                  74834 T 10 3
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]  Rule 13d-1(b)
                [ ]  Rule 13d-1(c)
                [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13G/A

----------------------                                         -----------------
CUSIP NO. 74834 T 10 3                                         PAGE 2 OF 5 PAGES
----------------------                                         -----------------

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     1          NAME OF REPORTING PERSONS/
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Eyal M. Aronoff
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3          SEC USE ONLY


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     4          CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
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                                     5        SOLE VOTING POWER

                                              4,939,976(1)
           NUMBER OF                 -------------------------------------------
            SHARES                   6        SHARED VOTING POWER
          REPORTING
         BENEFICIALLY                         0
           OWNED BY                  -------------------------------------------
             EACH                    7        SOLE DISPOSITIVE POWER
            PERSON
             WITH                             4,939,976(1)
                                     -------------------------------------------
                                     8        SHARED DISPOSITIVE POWER

                                              0
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     9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,939,976(1)
--------------------------------------------------------------------------------
     10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES (See Instructions)                  [ ]

--------------------------------------------------------------------------------
     11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                5.7% (based on shares outstanding on December 31, 2000)
--------------------------------------------------------------------------------
     12         TYPE OF REPORTING PERSON   (See Instructions)

                IN
--------------------------------------------------------------------------------

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ITEM 1.

        (a) Name of Issuer: Quest Software, Inc.

        (b) Address of Issuer's Principal Executive Offices:

            8001 Irvine Center Drive
            Irvine, California  92618

ITEM 2.

        (a) Name of Person Filing: Eyal M. Aronoff

        (b) Address of Principal Business Office:

            8001 Irvine Center Drive
            Irvine, California  92618

        (c) Citizenship: United States of America.

        (d) Title of Class of Securities: Common Stock, no par value

        (e) CUSIP Number: 74834 T 10 3

ITEM 3.

        If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act;

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

        (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940;

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

        (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note, See Item 7);

        (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

        If this statement is filed pursuant to 13d-1(c), check this box. [ ]

ITEM 4. OWNERSHIP.

        (a) Amount beneficially owned: 4,939,976(1) shares of Common Stock

        (b) Percent of Class: 5.7% (based on shares outstanding on December 31, 2000)

        (c) Number of shares as to such person has:

            (i)    sole power to vote or to direct the vote of: 4,939,976(1)

            (ii)   shared power to vote or to direct the vote of: 0

            (iii)  sole power to dispose or to direct the disposition of:
                   4,939,976(1)

            (iv)   shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF 5% OR LESS OF CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]


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ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.



----------------

(1) Includes an aggregate of 42,894 shares held in the names of the Reporting Person's minor children and 1,040 shares held by the Reporting Person as custodian for his minor children. Includes 16,380 shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2000. Also includes 375,000 shares held by the EYA Limited Partnership, of which the Reporting Person and his wife are general partners and limited partners of which include charitable remainder trusts of which the Reporting Person and his wife are beneficiaries. The Reporting Person is reporting beneficial ownership of all of the Quest Software shares held by the Partnership but disclaims beneficial ownership except to the extent of his and his wife's pecuniary interest therein.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2001                      /s/ EYAL M. ARONOFF
                                             -----------------------------------
                                             Name:  Eyal M. Aronoff


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